Exhibit 99(p)(2)

Recon Capital Advisors, LLC

Code of Ethics

A.                General

The Code of Ethics is predicated on the principle that Recon Capital Advisors, LLC (“RCA” or the “firm”), as well as all of the firm’s officers, directors, employees, and independent contractors (hereinafter collectively referred to as “personnel”), owes a fiduciary duty to its clients. It is the responsibility of all personnel to ensure that the firm conducts its business with the highest level of ethical standards and in keeping with its fiduciary duties to its clients.

The firm and its personnel must avoid activities, interests, and relationships that run contrary to (or appear to run contrary to) the best interests of clients. At all times, personnel will be mindful to:

•	Place client interests ahead of the firm’s. As a fiduciary, the firm will serve in its clients’ best interests. In other words, neither the firm nor its personnel may benefit at the expense of its clients.
•	Engage in personal investing that is in full compliance with the firm’s Code of Ethics and Insider Trading Policies. Personnel must review and abide by the firm’s Code of Ethics and Insider Trading Policies, copies of which are provided to all applicable personnel at the commencement of their relationship with the firm and at least annually thereafter.
•	Avoid taking advantage of their position. Personnel must not accept investment opportunities, gifts, or other gratuities from individuals seeking to conduct business with the firm or on behalf of an advisory client, unless in compliance with the firm’s policies.
•	Maintain full compliance with federal securities laws. Personnel must abide by the standards set forth in Rule 204A-1 under the Advisers Act and maintain full compliance with all other applicable federal securities laws.

Any questions with respect to the firm’s Code of Ethics should be directed to the firm’s Managing Principal or Chief Compliance Officer. As discussed in greater detail below, personnel must promptly report any violations of the Code of Ethics to the Chief Compliance Officer.

B.                 Risks

In developing this policy and the procedures related thereto, the firm considered the potential material risks that may give rise to a conflict of interest or a breach of its fiduciary duties. This analysis included an assessment of potential issues such as the following:

•	Personnel engage in an abuse of access to non-public information (e.g., trading ahead of a client; passing information to others for their personal trading use).

•	Personnel cherry pick clients’ trades, systematically moving profitable trades to a personal account and leaving less profitable trades in client accounts.
•	Personnel engage in an excessive volume of personal trading (as determined by the Chief Compliance Officer) that detracts from their ability to perform services for clients.
•	Personnel take advantage of their position by accepting excessive gifts or other gratuities (including access to IPO investments) from individuals seeking to do business with the firm.
•	Personnel engage in personal trading activity that does not comply with certain provisions of Rule 204A-1 under the Advisers Act.
•	Personnel serve as a trustee and/or director of an outside organization(s) without prior review and approval of the Chief Compliance Officer.

The firm has established the following guidelines as an attempt to mitigate these risks.

C.                Guiding Principles & Standards of Conduct

All personnel will act with competence, dignity, integrity, and in an ethical manner when dealing with clients, the public, prospects, and third-party service providers. The following set of principles frames the professional and ethical conduct that the firm expects from its personnel:

•	Act with competence, integrity, diligence, respect, and in an ethical manner with the public, clients, prospective clients, and personnel.
•	Place the integrity of the investment profession, the interests of clients, and the interests of the firm above one’s own personal interests.
•	Adhere to the fundamental standard that one should not take inappropriate advantage of one’s position.
•	Avoid any actual or potential material conflict of interest.
•	Conduct all personal securities transactions and activities in a manner consistent with this policy.
•	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.
•	Practice and encourage others to practice in a professional and ethical manner that will reflect favorably on them and the profession.
•	Promote the integrity of and uphold the rules governing capital markets.

•	Maintain and improve one’s professional competence and strive to maintain and improve the competence of other investment professionals.
•	Comply with applicable provisions of federal and state securities laws and any related regulations.

D.                Personal Security Transaction Policy

Rule 204A-1 under the Advisers Act requires all Access Persons to report, and the firm’s Chief Compliance Officer or designee to review, their personal securities transactions and holdings periodically as provided below. Rule 204A-1 under the Advisers Act defines an “Access Person” as any supervised person:

•	who has access to nonpublic information regarding any client’s purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any “Reportable Fund,” as defined below; or
•	who is involved in making securities recommendations to clients; or
•	who has access to such recommendations that are nonpublic; and
•	the firm’s directors and officers.

A “Reportable Fund” is any fund (i) for which the firm serves as an investment adviser as defined in Section 2(a)(20) of the Investment Company Act of 1940; or (ii) whose investment adviser or principal underwriter controls the firm, is controlled by the firm, or is under common control with the firm. For these purposes, “control” has the same meaning as it does in Section 2(a)(9) of the Investment Company Act of 1940.

Access Persons are subject to the firm’s Personal Securities Transaction Policy and related procedures. Access Persons may not purchase or sell any security in which they have a beneficial interest unless the transaction complies with the Personal Securities Transaction Policy as set forth below. Access Persons are identified on Exhibit 1 to this Code of Ethics Policy.

D.1.          Trade Pre-Clearance Procedures

Access Persons shall obtain prior approval from the manager or designee for all personal trading activity inclusive of participation in limited offerings and initial public offerings (“IPOs”). Trade pre-clearance requests do not apply to mutual funds. All pre-clearance requests must be submitted to the manager or designee. Once clearance is granted, the Access Person may only trade in such security for the remainder of the day. If the Access Person wishes to transact business in that security on the following or any other day, he/she must again obtain pre-clearance for the transaction.

D.2.          Reportable Securities

The firm requires its Access Persons to provide periodic reports (see the Reporting section under this Codes of Ethics) regarding transactions and holdings in any security, except that Access Persons are not required to report the following exempted securities:

•	Direct obligations of the government of the United States
•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt instruments, including repurchase agreements
•	Shares issued by money market funds
•	Shares issued by open-end funds other than reportable funds
•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end fund, none of which are reportable funds

Note: This exemption does not apply to shares of reportable funds that are advised by the firm (or an affiliate) or are otherwise affiliated with the firm (or an affiliate). Access Persons must report any personal transaction in a reportable fund.

D.3.          Duplicate Copies

To best address the reporting requirements described below, Access Persons should arrange for their brokers/custodians to furnish the firm’s Chief Compliance Officer with duplicate account statements and/or brokerage confirmations.

D.4.          Reporting

To maintain compliance with Rule 204A-1 under the Advisers Act, the firm must collect the following three reports from its Access Persons that include transaction and holding information regarding the personal trading activities of the Access Persons.

D.4.a.    Quarterly Transaction Reports

Access Persons shall be required to report all securities transactions that they have made in securities accounts during the quarter, as well as any new securities accounts that they have opened during the quarter. In order to fulfill this reporting requirement, Access Persons may instruct their broker-dealers, banks, and/or investment companies to send to the Chief Compliance Officer duplicate trade confirmations and/or account statements not later than 30 days after the end of each calendar quarter.

Transaction reports must include the following information:

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

•	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);
•	The price of the security at which the transaction was effected;
•	The name of the broker, dealer or bank with or through which the transaction was effected; and
•	The date the access person submits the report.

Note: Access Persons are reminded that they must also report transactions and accounts of members of their immediate family, including spouse, children, and other members of the household, in accounts over which the Access Person has direct or indirect influence or control.

D.4.b.    Initial and Annual Holdings Reports

New Access Persons are required to report all of their securities and securities accounts not later than 10 days after becoming an employee of the firm. All holdings reports must contain information that is current as of a date not more than 45 days prior to the date the person becomes an employee.

Access Persons are required to provide the Chief Compliance Officer with a complete list of securities and securities accounts on an annual basis, or on or before February 14th of each year. The report shall be current as of December 31st.

Access Persons are required to submit their brokerage/custodial statements to the Chief Compliance Officer in order to fulfill the initial and annual holding requirements. However, Access Persons must be certain that their brokerage/custodial statements include at a minimum:

•	The title and type of security;
•	As applicable depending on the type of security, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each security;
•	The name of any broker, dealer, investment company, or bank with which the Access Person maintains an account in which any security is held for the Access Person’s direct or indirect benefit; and
•	The date in which the Access Person submits the report.

Note: Access Persons must report their beneficial interest in any securities accounts, regardless of the types of securities that are held in the securities account. The Chief Compliance Officer must be made aware of all securities accounts owned by Access Persons.

D.4.c.     Exceptions from Reporting Requirements

There are limited exceptions from certain of the three reporting requirements noted above. Specifically, Access Persons are not required to comply with the following:

•	Quarterly transaction reporting for any transactions effected pursuant to an automatic investment plan.
•	Any of the three reporting requirements with respect to securities held in securities accounts over which applicable Access Persons had no direct or indirect influence or control. Note, however, that the Chief Compliance Officer may request that the Access Person provide documentation to substantiate that such Access Person had no direct or indirect influence or control over the securities account (e.g., investment advisory agreement, etc.).

The Chief Compliance Officer will determine on a case-by-case basis whether an account qualifies for either of the aforementioned exceptions.

E.                 Trading and Review

The firm’s Personal Securities Transaction Policy is designed to not only ensure its technical compliance with Rule 204A-1, but also to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the firm will closely monitor Access Persons’ investment patterns to detect abuses, which may include but is not limited to trading in companies included on the Restricted and Watch Lists.

The firm maintains Restricted and Watch Lists that prohibit Access Persons from trading in certain securities under a variety of circumstances. The Restricted and Watch Lists consist of any securities that may pose a conflict of interest for Access Persons. The Restricted and Watch Lists are maintained and updated as necessary by the firm. Personal trading records of Access Persons are compared against the Restricted and Watch Lists, and any violations are reported to the Chief Compliance Officer.

The firm strictly forbids “front-running” client accounts, which is a practice generally understood to be Access Persons personally trading ahead of client accounts. If the firm discovers that one of its Access Persons is personally trading contrary to the policies set forth above, the Access Person shall meet with the Chief Compliance Officer to review the facts surrounding the transactions.

F.                 Reporting Violations and Remedial Actions

The firm takes the potential for conflicts of interest caused by personal investing very seriously. As such, the firm requires its Access Persons to promptly report any violations of the Code of Ethics to the Chief Compliance Officer. The Chief Compliance Officer is aware of the potential matters that may arise as a result of this requirement and shall take action against any Access Person that seeks retaliation against another for reporting violations of the Code of Ethics.

If any violation of the firm’s Personal Securities Transaction Policy is determined to have occurred, the Chief Compliance Officer may impose sanctions and take such other actions including, without limitation, the following:

•	Requiring that the trades in question be reversed
•	Requiring the disgorgement of profits or gifts
•	Issuing a letter of caution or warning
•	Issuing a suspension of personal trading rights or suspension of employment (with or without compensation)
•	Imposing a fine
•	Making a civil referral to the SEC
•	Making a criminal referral
•	Terminating employment for cause
•	Any combination of the foregoing

All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations. Any profits or gifts forfeited shall be paid to the applicable client(s), if any, or given to a charity, as the Chief Compliance Officer shall determine is appropriate.

G.                Confidentiality

Access Persons are prohibited from revealing information relating to the investment intentions, activities, or portfolios of advisory clients except to persons whose responsibilities require knowledge of the information.

H.                Privacy of Client Information

Neither the firm nor any of its personnel should disclose any nonpublic personal information about a client to any nonaffiliated third party unless the client expressly gives permission to the firm to do so. All investment advisory agreements, if applicable, should include express permission to the firm to share certain nonpublic information with nonaffiliated third parties for purposes of performing the firm’s services and assisting in the implementation of a client’s financial plan.

I.                   Firm Opportunities

Personnel may not take personal advantage of any opportunity properly belonging to any advisory client or the firm. This includes, but is not limited to, acquiring reportable securities for one’s own account that would otherwise be acquired for an advisory client.

J.                  Undue Influence

Access Persons shall not cause or attempt to cause any advisory client to purchase, sell, or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to benefit from an investment decision for an advisory client that the Access Person is recommending or participating in, the Access Person must disclose to those persons with authority to make investment decisions for the advisory client the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The person to whom the Access Person reports the interest, in consultation with the Chief Compliance Officer, must determine whether or not the Access Person will be restricted in making investment decisions with respect to the subject security.

K.                Compliance Certification

The firm is required to provide a copy of the Code of Ethics and amendments thereto to all personnel, and all personnel shall sign a certificate promptly upon becoming employed or otherwise associated with the firm, and annually thereafter, that evidences their receipt of this Code of Ethics and any amendments thereto. In addition, all Access Persons shall submit a complete report of their securities holdings. Annually in the month of January, all personnel will again be required to certify compliance on the Insider Trading and Code of Ethics Certification.

L.                 Reports to Fund Boards

No less frequently than annually, every U.S. registered mutual fund client of RCA (“Fund”) and its investment advisers and principal underwriters must furnish to the Fund’s Board of Directors, and the board of directors must consider, a written report that:

1.	Describes any issues arising under the code of ethics or procedures since the last report to the board of directors, including, but not limited to, information about material violations of the code or procedures and sanctions imposed in response to the material violations; and
2.	Certifies that the Fund, investment adviser or principal underwriter, as applicable, has adopted procedures reasonably necessary to prevent Access Persons from violating the code.

M.               Recordkeeping

The firm shall maintain a copy of its Codes of Ethics (and amendments), records of violations of the Code of Ethics, and actions taken as a result of the violations. In addition, the firm shall maintain copies of the written acknowledgments of receipt of the Code of Ethics (see Compliance Certification section above). The firm is further required to keep a record of the names of its Access Persons, the holdings and transaction reports made by Access Persons, and a record of any decisions to approve investments in IPOs and limited or private offerings. The firm must use reasonable diligence and institute procedures reasonably necessary to prevent violations of its code of ethics.

With respect to the Fund, the firm will comply with the recordkeeping requirements set forth below.

•	A copy of the Code of Ethics for the Fund, the firm, and the Fund’s other investment adviser(s) and distributor that is in effect, or at any time within the past five years was in effect, must be maintained in an easily accessible place;
•	A record of any violation of the Code of Ethics, and of any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs;
•	A copy of each report made by an Access Person must be maintained for at least five years after the end of the fiscal year in which the report is made or the information is provided, the first two years in an easily accessible place;
•	A record of all persons, currently or within the past five years, who are or were required to make reports must be maintained in an easily accessible place; and
•	A copy of each report to be made to the Fund’s Board of Trustees must be maintained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place.

N.                Responsibility

The Chief Compliance Officer and/or designee(s) will be responsible for administering the Personal Securities Transaction Policy. All questions regarding the policy should be directed to the Chief Compliance Officer.

Exhibit 1: Access Persons

The following individuals are Access Persons of the firm:

Kevin Kelly
Jonathan Molchan
Garrett Paolella
Gery Sadzewicz